Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	6 Months
	Ended	For the Year ended December 31,
	June 30, 2018	2017	2016	2015	2014	2013
Earnings
Income before provision for income taxes	$10,675	$11,518	$39,252	$9,671	$18,049	$31,008
Add: Fixed Charges	10,411	19,882	17,191	10,657	9,045	7,886
Add: Amortization of interest capitalized during prior periods	147	141	116	24	-	-
Subtract: Capitalized interests	-	(10)	(377)	(1,383)	(145)	-
Total Earnings	$21,233	$31,531	$56,182	$18,969	$26,949	$38,894

Fixed Charges (a)
Interest expense (including interest component on lease payments and amortization of deferred costs of financing)	$10,411	$19,872	$16,814	$9,274	$8,900	$7,886
Add: Capitalized interests	-	10	377	1,383	145	-
Total Fixed Charges	$10,411	$19,882	$17,191	$10,657	$9,045	$7,886

Ratio of Earnings (loss) to Fixed Charges (b)	2.04	1.59	3.27	1.78	2.98	4.93

(a)	Fixed charges include the portion of rental expense that management believes is representative of the interest component, amortization of deferred cost of financing and capitalized interests.

(b)	The ratio of earnings to fixed charges is computed by dividing (i) earnings before provision for income taxes plus fixed charges and amortization of interests capitalized in prior periods less interests capitalized during the period by (ii) fixed charges.